

Mail Stop 3561

August 15, 2008

Mr. Scott Baily
Chief Financial Officer
Lynx Acquisition, Inc.
c/o Sands Brothers Venture Capital LLC
90 Park Avenue, 31st Floor
New York, NY 10016

      Re: Lynx Acquisition, Inc.
           Form 10-KSB/A for the Year Ended December 31, 2007
           Filed August 12, 2008
           File No. 0-52088

Dear Mr. Baily:

We reviewed your filing and response letter dated August 12, 2008 to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note that your amended Form 10-KSB is signed on your behalf by Mr. Scott Baily. However, the report is not signed on your behalf by Mr. Bailey in his capacities as principal executive officer, principal financial officer, controller or principal accounting officer and as your sole director, or by persons performing similar functions. Please revise to include the signatures required by Form 10-KSB. Refer to General Instruction C.2. and the second signature section of Form 10-KSB for guidance.

Please revise your disclosures regarding changes in internal control over financial reporting to comply with Rule 308T(b) of Regulation S-B. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the <u>last fiscal quarter</u> that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We note that you filed the certification of your Principal Executive and Principal Financial Officer under Item 601(b)(31) of Regulation S-B. Please revise the certification to comply with the exact form in Item 601(b)(31) of Regulation S-B. Specifically, replace "registrant" with "small business issuer" throughout the certification and revise to include the parenthetical language omitted from paragraph 4(d).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief